ITEM 1123 STATEMENT OF COMPLIANCE

WITH RESPECT TO THE INDENTURE (“THE INDENTURE”) FOR THE

ALLSTATE LIFE GLOBAL FUNDING TRUSTS

I, Lawrence M. Kusch, Assistant Vice President of The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), state:

(a) a review of the Trustee's activities for the period January 1, 2008 through December 31, 2008 and of the Trustee’s performance under the Indenture has been made under my supervision, and

(b) to the best of my knowledge, except as disclosed in the Trustee’s platform-level assessment of compliance with the servicing criteria specified in Item 1122 (d) (2) (i) of Regulation AB dated February 27, 2009 and attached hereto as Schedule A, the Trustee has fulfilled, in all material respects, its obligations under the Indenture for the period described above.

Date: March 4, 2009

(signed) Lawrence M. Kusch
Assistant Vice President

Schedule A

Material Instances of Non-Compliance by the Company

1122(d)(2)(i): Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days of receipt, or such other number of days specified in the transaction agreements.

During the reporting period, certain payments on pool assets were not deposited into the appropriate segregated custodial bank account within the time frame required by the related transaction documents.

The segregated account for each specified series of securities was in existence prior to the time the deposits were to be made into such account but such account was not utilized in all instances by the Trustee as stated above. However, payments related to each specified series of securities were timely remitted to the investors in such series.

Existing procedures have been reviewed with staff to enable future payments to be deposited into the segregated account for each specified series within the applicable time frames.